

STATE OF DELAWARE
CERTIFICATE OF AMENDMENT
TO THE CERTIFICATE OF INCORPORATION
OF
NEUROTEZ INC.

Neurotez Inc. (the "***Corporation***"), a Delaware corporation, does hereby certify that the following amendment to Article Fourth of the Corporation's Certificate of Incorporation to provide for an increase in the number of its authorized shares of common stock, par value $.01 per share ("***Common Stock***") and a forward split of 14,000 shares for each one (1) of its issued and outstanding shares of Common Stock, has been duly adopted in accordance with the provisions of Section 242 of the Delaware General Corporation Law, as follows:

ARTICLE IV

This Corporation is authorized to issue 42,000,000 shares of Common Stock, par value $0.01 per share. Each share of Common Stock shall entitle the holder thereof to one (1) vote on any matter submitted to a vote at a meeting of the stockholders.

Forward Stock Split. Effective upon the filing of this Amendment to the Corporation's Certificate of Incorporation with the Secretary of State of the State of Delaware (the "***Effective Time***"), each one (1) share of Common Stock of the Corporation issued and outstanding immediately prior to the Effective Time shall automatically be combined and converted, without any action on the part of the holder thereof, into 14,000 shares of fully paid and nonassessable shares of Common Stock of the Corporation (the "***Forward Stock Split***"). This Forward Stock Split shall be effected on a certificate-by-certificate basis, and no fractional shares shall be issued as a result of this Forward Stock Split. In lieu thereof, the Corporation shall round up in the event a stockholder would be entitled to receive less than one (1) share of Common Stock as a result of the Forward Stock Split.

IN WITNESS WHEREOF, the Corporation has made the foregoing Amendment to the Certificate of Incorporation and the President has hereunto set his hand as of the 25th day of July, 2017.

NEUROTEZ INC.

By: ________
Nikolaos Tezapsidis, President

State of Delaware
Secretary of State
Division of Corporations
Delivered 04:48 PM 07/26/2017
FILED 04:48 PM 07/26/2017
SR 20175431448 - File Number 4041817

State of Delaware
Secretary of State
Division of Corporations
Delivered 10:22 AM 10/07/2005
FILED 09:51 AM 10/07/2005
SRV 050822058 - 4041817 FILE

CERTIFICATE OF INCORPORATION

FIRST: The name of this corporation shall be: NEUROTEZ INC.

SECOND: Its registered office in the State of Delaware is to be located at 2711 Centerville Road, Suite 400, Wilmington, County of New Castle, Delaware, 19808. The name of its registered agent at such address is CORPORATE AGENTS, INC.

THIRD: The purpose or purposes of the corporation shall be:

> To engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

FOURTH: The total number of shares of stock, which this corporation is authorized to issue, is Three-thousand (3,000) shares of common stock with $.01 par value.

FIFTH: The name and address of the incorporator is as follows:

> The Company Corporation
> 2711 Centerville Road
> Suite 400
> Wilmington, Delaware 19808

SIXTH: The Board of Directors shall have the power to adopt, amend or repeal the by-laws.

SEVENTH: No director shall be personally liable to the Corporation or its stockholders for monetary damages for any breach of fiduciary duty by such director as a director. Notwithstanding the foregoing sentence, a director shall be liable to the extent provided by applicable law, (i) for breach of the director's duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) pursuant to Section 174 of the Delaware General Corporation Law or (iv) for any transaction from which the director derived an improper personal benefit. No amendment to or repeal of this Article Seventh shall apply to or have any effect on the liability or alleged liability of any director of the Corporation for or with respect to any acts or omissions of such director occurring prior to such amendment.

IN WITNESS WHEREOF, the undersigned, being the incorporator herein before named, has executed signed and acknowledged this certificate of incorporation this 7th day of October , 2005 A.D.

The Company Corporation, Incorporator

By: _____
Name: Brandon Laramore
Assistant Secretary

City of Wilmington
County of New Castle
Dated: October 7, 2005

ORGANIZATION ACTION IN WRITING OF INCORPORATOR

OF

NEUROTEZ INC.

The following action is taken this day through this instrument by the incorporator of the above corporation:

1. The election of the following person[s] to serve as the director[s] of the corporation until the first annual meeting of stockholders and until their successors are elected and qualified or until their earlier resignation or removal:

NIKOLAOS TEZAPSIDIS

The Company Corporation, Incorporator

By: _____
Name: Brandon Laramore
Assistant Secretary



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Entity Details

THIS IS NOT A STATEMENT OF GOOD STANDING

File Number:	**4041817**	Incorporation Date / Formation Date:	**10/14/2005** (mm/dd/yyyy)
Entity Name:	**NEUROTEZ INC.**		
Entity Kind:	**CORPORATION**	Entity Type:	**GENERAL**
Residency:	**DOMESTIC**	State:	**DE**

REGISTERED AGENT INFORMATION

Name:	**CORPORATE AGENTS, INC.**		
Address:	**2711 CENTERVILLE ROAD SUITE 400**		
City:	**WILMINGTON**	County:	**NEW CASTLE**
State:	**DE**	Postal Code:	**19808**
Phone:	**(302)636-5440**		

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Delaware

The First State

I, HARRIET SMITH WINDSOR, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THAT "NEUROTEZ INC." IS DULY INCORPORATED UNDER THE LAWS OF THE STATE OF DELAWARE AND IS IN GOOD STANDING AND HAS A LEGAL CORPORATE EXISTENCE NOT HAVING BEEN CANCELLED OR DISSOLVED SO FAR AS THE RECORDS OF THIS OFFICE SHOW AND IS DULY AUTHORIZED TO TRANSACT BUSINESS.

THE FOLLOWING DOCUMENTS HAVE BEEN FILED:

CERTIFICATE OF INCORPORATION, FILED THE SEVENTH DAY OF OCTOBER, A.D. 2005, AT 9:51 O'CLOCK A.M.

AND I DO HEREBY FURTHER CERTIFY THAT THE EFFECTIVE DATE OF THE AFORESAID CERTIFICATE OF INCORPORATION IS THE FOURTEENTH DAY OF OCTOBER, A.D. 2005.

AND I DO HEREBY FURTHER CERTIFY THAT THE AFORESAID CERTIFICATES ARE THE ONLY CERTIFICATES ON RECORD OF THE AFORESAID CORPORATION, "NEUROTEZ INC.".

SECRETARY'S OFFICE · 1793 · DELAWARE · 1853

Harriet Smith Windsor

Harriet Smith Windsor, Secretary of State

4041817 8310

080677504

AUTHENTICATION: 6658383

DATE: 06-13-08